SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For April, 2020
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Companhia de Saneamento Básico do Estado de São Paulo

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP

PUBLICLY-HELD COMPANY

Corporate Taxpayer’s ID (CNPJ/MF): 43.776.517/0001-80

Company Registry (NIRE): 35.3000.1683-1

CALL NOTICE

The shareholders of Companhia de Saneamento Básico do Estado de São Paulo - Sabesp (“Company”) are hereby convened, pursuant to Article 5, paragraph 1 of the Bylaws, to attend the Company’s Annual Shareholders’ Meeting, to be held on April 28, 2020, at 11:00 a.m., at the Company’s headquarters, located at Rua Costa Carvalho, nº 300, in the City and State of São Paulo, to resolve on the following matters of the agenda:

      I.      Examine the management accounts, examine, discuss and vote on the Company’s financial statements for the fiscal year ended December 31, 2019 and the accompanying Annual Management Report, Independent Auditors’ Report, Fiscal Council’s Opinion and the Summarized Annual Report of the Audit Committee.

    II.      Resolve on the allocation of net income for the fiscal year ended December 31, 2019 and the distribution of dividends.

   III.      Establish the number of members that will be part of the Board of Directors for the term of office until the 2022 Annual Shareholders’ Meeting.

   IV.      Elect the members of the Board of Directors for the term of office until the 2022 Annual Shareholders’ Meeting and name the Chairman of the Board of Directors.

     V.      Elect the members of the Fiscal Council for the term of office until the 2021 Annual Shareholders’ Meeting.

   VI.      Establish the overall annual compensation for the Comopany’s Management and members of the Audit Committee and Fiscal Councils for 2020 fiscal year.

The documents related to the matters to be discussed in the Annual  Shareholders’ Meeting will be at the shareholders’ disposal at the Company’s headquarters and electronically on the Company’s website, as well as on the website of the Brazilian Securities and Exchange Commission (CVM), in the format and for the time period defined by CVM Instruction 481/2009.

Companhia de Saneamento Básico do Estado de São Paulo

GENERAL INFORMATION: A proof of shareholder status may be required at any time before the installation of the Shareholders’ Meeting by presenting: (i) identification, and/or related articles of incorporation that prove legal representation, as applicable; (ii) proof of ownership and the number of shares held by the respective shareholder issued by the depositary financial institution; and (iii) in the case of proxy representation, the applicable proxy appointment duly notarized and granted within the last year, accompanied by the identification and/or related articles of incorporation of the proxy, as applicable.

MULTIPLE VOTING: The Company clarifies that, pursuant to Article 141 of Law 6.404/1976, CVM Instruction 165/91 and CVM Instruction CVM 481/09, the shareholders representing a minimum of 5% (five percent) of the Company's capital stock, may request, in writing, the adoption of the multiple voting process.

VOTING INSTRUMENT: SABESP will adopt the remote vote system, pursuant to CVM Instruction 481/09, as amended, and recommends, due to the COVID-19 pandemic, that Shareholders alternatively attend the Shareholders’ Meeting by sending, as of today, a remote voting instrument, pursuant to the terms in the Management Proposal made available on the websites of the CVM (www.cvm.gov.br) and the Company (www.sabesp.com.br): (i) by instructing their custody agents to fill in the voting instrument, if the shares are held in custody in a depository central; (ii) by giving instructions to fill in the voting instrument to the financial institution contracted by the Company to provide bookkeeping services, if the shares are not held in custody in a depository central; or (iii) directly to the Company, via mail or email.  The voting instructions must be received by the custody agent, the bookkeeping institution, or the Company, whatever the case, up to seven (7) days prior to the Shareholders’ Meeting and, in case the instructions are directly sent to the Company, the remote voting instrument, duly initialed and with a notarized signature, must be accompanied by the other documents referred to in the “General Information” item above.

São Paulo, March 26, 2020.

Mario Engler Pinto Junior

Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: April 3, 2020

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.